FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2017 third quarterly report of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 25,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2017

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
		(Restated)	(%)

Total assets	382,880,874,488	379,759,396,092	0.82
Shareholders’ equity attributable to shareholders of the Company	76,075,428,309	88,361,030,143	(13.90)

	From the beginning of the year to the end of current reporting period(January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Net cash flows generated from operating activities	21,562,275,934	31,797,965,490	(32.19)

	From the beginning of the year to the end of current reporting period(January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Operating Revenue	111,074,350,642	100,260,296,223	10.79
Net profit attributable to shareholders of the Company	2,860,339,024	11,130,913,803	(74.30)
Net profit after deducting non-recurring items attributable to shareholders of the Company	1,844,540,871	9,286,317,317	(80.14)
Return on net assets (weighted average) (%)	3.93%	12.66%	Decreased by 8.73percentage points
Basic earnings per share (RMB per share)	0.19	0.73	(73.97)
Diluted earnings per share (RMB per share)	0.19	0.73	(73.97)

Non-recurring items and amounts:

Applicable    Not applicable

(Amounts: In RMB Yuan)

Items	Total amount of Current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes
Gains from disposal of non-current assets	16,252,139	16,280,586
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	99,665,834	252,498,969
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	951,268,035	941,230,130	For the nine months ended 30 September 2017, this item mainly includes gains from disposal of shares of China Yangtze Power Co., Ltd.
Reversal of provision for doubtful accounts receivable individually tested for impairments	–	7,215
Other non-operating income and expenses excluding the above items	(4,189,270)	62,666,970	Other non-operating expenses excluding the above items mainly include donations, fines etc. of the Company and its subsidiaries for the nine months ended 30 September 2017.
Other non-recurring items	82,388,494	80,204,617	Other non-recurring items mainly include interest income on loans to joint ventures and associates, entrusted management fee and trusteeship management income and income on disposal of subsidiaries.
Impact of non-controlling interests, net of tax	(21,861,485)	(39,749,251)
Tax impact of non-recurring items	(250,540,062)	(297,341,083)

Total	872,983,685	1,015,798,153

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	96,642

Top ten holders of shares
				Status on charges or pledges etc.
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage(%)	Number of shares held with selling restriction	Status of shares	Number	Nature of shareholders
Huaneng International Power Development Corporation	5,066,662,118	33.33	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,953,323,979	26.01	0	Nil	–	Foreign entity
China Huaneng Group	1,555,124,549	10.23	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & ManagementLimited Liability Company	416,500,000	2.74	0	Nil	–	State-owned entity
China Securities Finance Corporation Limited	413,567,472	2.72	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	372,818,249	2.45	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98	0	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,953,323,979	Overseas listed foreign invested shares	3,953,323,979
China Huaneng Group	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
China Securities Finance Corporation Limited	413,567,472	RMB denominated ordinary shares	413,567,472
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	372,818,249	RMB denominated ordinary shares	372,818,249
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	Not Applicable

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

 Applicable           Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

Applicable           Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1.	Cash as at the end of period increased by 60.22% compared with the end of last year, mainly due to the issuance of the renewable corporate bonds held by the Company at the end of the third quarter.

2.
Derivatives financial assets (current portion) as at the end of period decreased by 42.32% compared with the end of last year, mainly due to the decrease in the fair value of the currency swap contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

3.	Dividends receivable as at the end of period decreased by 73.08%, mainly due to the cash dividend paid by the Company’s joint venture.

4.	Other receivable as at the end of period decreased by 47.37%, mainly due to the collection of other receivables of the Company’s subsidiaries.

5.	Advances from customers as at the end of period decreased by 80.38%, mainly due to the advances for heat charges recognized as operating revenue by the Company’s subsidiaries.

6.	Dividends payable as at the end of period increased by 30.80%, mainly due to the dividend payment plans for last year approved by the Company’s subsidiaries.

7.
Current portion of non-current liabilities as at the end of period increased by 30.98%, mainly due to the bonds payable reclassed to current portion of non- current liabilities by the Company based on the maturity date.

8.	Other current liabilities as at the end of period decreased by 39.60%, mainly due to the decrease of short-term bonds payable.

9.	Capital surplus as at the end of period decreased by 52.40%, mainly due to the result of the business combinations under common control.

10.	Other comprehensive income as at the end of period decreased by 34.41%, mainly due to the disposal of shares of China Yangtze Power Co., Ltd. held by the Company.

(b)	Fluctuation analysis of the consolidated income statement items

1.	Operating cost increased by 33.80% compared with the same period of last year, mainly due to the increase of fuel price.

2.	Asset impairment loss decreased by 88.99% compared with the same period of last year, mainly due to the asset impairment loss last year.

3.
Non-operating income decreased by 78.08% compared with the same period of last year, mainly due to the government grants received related to the ordinary activities shall be recognized as other income according to the revised government grants accounting standards.

4.	Non-operating expenses decreased by 81.94% compared with the same period of last year, mainly due to the decrease in disposal losses of non-current assets by the Company and its subsidiaries.

(c)	Fluctuation analysis of the cash flow statement items

1.
Net cash inflows generated from operating activities decreased by 32.19% compared with the same period of the last year, mainly due to the increase in payments for fuel by the Company and its subsidiaries.

2.
Net cash outflows used in investment activities increased by 79.63% compared with the same period of the last year, mainly due to the increase of net cash outflow of the Company for acquisition of four subsidiaries including Huaneng Shandong Power Generation Co., Ltd, etc..

3.
Net cash flow generated from financing activities turned from net outflow to net inflow compared with the same period of last year, mainly due to the increased receivables from borrowings and bonds issued by the Company.

3.2	Analysis and description of significant events and their impacts and solutions

Applicable           Not applicable

1.
Due to change of work, Mr. Guo Junming (the Vice Chairman of the Ninth Session of the Board of Directors of the Company) tendered a written resignation report on 9 October 2017 to the Company’s Board of Directors, resigning from the position as the Vice Chairman and Director of the Company. The resignation report of Mr Guo Junming shall be effective from the date of delivery to the Company’s Board of Directors.

2.
On 28 September 2017, Huaneng Shandong Power Generation Limited (“Shandong Company”), a controlling subsidiary of the Company, entered into the Transfer Agreement regarding the Equity Interests in Huaneng Taishan Power Generation Limited with Huaneng Energy and Transportation (Holding) Company Limited (“HETHC”), pursuant to which Shandong Company shall transfer its 56.53% equity interests in Huaneng Taishan Power Generation Limited (“Taishan Power”) to HETHC at a consideration of RMB780.7774 million (“the Transaction”).

The Transaction constitutes a connected transaction of the Company. For details of the Transaction, please refer to the Announcement on the Resolutions of the Fourth Meeting of the Ninth Session of the Board of Directors of Huaneng Power International, Inc. and the Announcement on Connected Transaction of Huaneng Power International, Inc. published by the Company in the China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 September 2017.

The Transaction was completed on 30 September 2017 and HETHC paid 50% of the consideration of the Transaction to Shandong Company on 30 September 2017 pursuant to the terms of the Transfer Agreement.

3.
On 25 September 2017, the Company completed the issuance of “First Tranche of the Public Offering of the 2017 Renewable Corporate Bond of Huaneng International, Inc.” (the “Bond”). The aggregate face value of the Bond amounted to RMB5 billion, which consisted of two types. The first type was 3+N year (in which each three interest-bearing years as a cycle and the issuer has the right to extend one more cycle (i.e. an extension of three years) at the end of each cycle, or to redeem the whole amount of the matured Bond at the end of such cycle). The issuance size of such product was RMB2.5 billion, with a face value interest of 5.05%. the second type was 5+N year (in which each five interest-bearing years as a cycle and the issuer has the right to extend one more cycle (i.e. an extension of five years) at the end of each cycle, or to redeem the whole amount of the matured Bond at the end of such cycle). The issuance size of such product was RMB2.5 billion, with a face value interest of 5.17%. The Bond was listed on the Exchange Market Centralised Bidding System and Fixed Income Securities Comprehensive Electronic Platform of Shanghai Stock Exchange on 13 October 2017, which were traded by qualified investors.

For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on 26 September 2017 and 12 October 2017, respectively.

3.3	Undertaking not performed in time during the reporting period

 Applicable           Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

 Applicable           Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
25 October 2017

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 30 SEPTEMBER 2017

Amounts: In RMB Yuan

ASSETS	30 September 2017 Consolidated	31 December 2016 Consolidated	30 September 2017 The Company	31 December 2016 The Company
		(Restated)
CURRENT ASSETS
Cash	16,364,790,406	10,214,184,660	5,558,440,458	2,438,373,674
Derivative financial assets	160,377,961	278,601,988	–	–
Notes receivable	3,062,304,299	2,639,365,571	363,574,872	431,185,488
Accounts receivable	17,355,173,455	17,157,638,187	5,052,725,731	4,407,465,997
Advances to suppliers	1,264,924,397	984,759,911	162,883,133	75,756,845
Interest receivable	22,507,859	22,130,336	26,837,082	32,739,114
Dividends receivable	195,000,000	724,452,796	3,221,277,405	1,766,202,528
Other receivables	2,764,450,482	5,252,966,602	2,584,388,473	2,165,962,323
Inventories	7,613,534,125	8,046,009,143	2,175,761,330	2,473,285,313
Current portion of non-current assets	154,813,274	136,304,055	1,367,300	–
Other current assets	2,876,476,480	3,203,043,082	6,026,816,792	7,710,006,668
Assets held for sale	2,121,609,567	–	243,526,171	–
Total current assets	53,955,962,305	48,659,456,331	25,417,598,747	21,500,977,950
NON-CURRENT ASSETS
Available-for-sale financial assets	2,514,808,614	3,560,927,756	2,396,514,830	3,443,356,690
Derivative financial assets	40,673,373	99,720,835	–	–
Long-term receivables	1,346,025,887	1,288,416,086	–	–
Long-term equity investment	19,975,321,404	19,715,293,180	77,585,323,591	68,855,107,466
Fixed assets	243,515,500,670	244,683,029,733	53,520,487,004	56,158,451,519
Fixed assets pending for disposal	82,237,313	84,252,620	338,999	78,287
Construction-in-progress	26,426,598,028	26,296,407,392	1,646,377,556	1,387,177,902
Construction materials	2,855,531,455	3,491,108,686	22,821,634	21,046,101
Intangible assets	13,579,953,956	14,146,113,642	1,607,685,504	1,584,581,218
Goodwill	12,175,665,952	11,975,592,060	–	–
Long-term deferred expenses	297,818,448	247,159,746	39,976,205	46,790,195
Deferred income tax assets	2,642,672,058	2,447,647,786	396,179,685	286,268,222
Other non-current assets	3,472,105,025	3,064,270,239	15,430,740,839	15,820,081,996
Total non-current assets	328,924,912,183	331,099,939,761	152,646,445,847	147,602,939,596
TOTAL ASSETS	382,880,874,488	379,759,396,092	178,064,044,594	169,103,917,546

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 September 2017 Consolidated	31 December 2016 Consolidated	30 September 2017 The Company	31 December 2016 The Company
		(Restated)
CURRENT LIABILITIES
Short-term loans	78,506,037,563	68,271,074,146	41,355,000,000	31,430,000,000
Derivative financial liabilities	67,786,371	133,569,473	–	–
Notes payable	2,450,901,635	3,079,004,058	–	–
Accounts payable	12,241,375,652	12,075,280,944	3,431,392,239	3,820,923,543
Advances from customers	250,060,469	1,274,555,503	51,720,217	206,609,998
Salary and welfare payables	582,233,562	489,205,753	124,038,922	105,223,975
Taxes payable	1,198,921,713	1,424,669,239	228,520,143	287,379,395
Interest payables	715,269,492	761,841,849	503,384,568	428,747,399
Dividends payable	2,060,339,892	1,575,179,623	4,200,000	–
Other payables	20,163,437,559	20,609,472,568	2,097,753,294	2,325,601,453
Current portion of non-current liabilities	24,583,195,976	18,769,230,955	9,443,951,696	4,723,645,624
Provision	25,695,565	21,758,030	21,625,541	18,621,900
Other current liabilities	16,720,041,953	27,680,580,293	16,593,306,212	27,601,300,850
Liabilities held for sale	1,615,441,709	–	–	–
Total current liabilities	161,180,739,111	156,165,422,434	73,854,892,832	70,948,054,137
NON-CURRENT LIABILITIES
Long-term loans	107,385,030,884	96,911,235,689	14,234,319,829	6,694,726,348
Derivative financial liabilities	165,825,864	201,169,168	32,558,063	69,903,969
Bonds payable	13,690,986,093	12,182,970,926	13,690,986,093	12,182,970,926
Long-term payables	1,470,518,680	1,706,349,058	74,024,905	78,936,350
Long-term Employee benefits payable	89,483,340	90,779,296	91,120	172,440
Specific accounts payable	38,623,825	48,135,657	32,508,972	30,051,839
Provision	52,444,000	52,444,000	–	–
Deferred income	3,827,081,682	3,780,306,593	1,760,476,398	1,857,343,895
Deferred income tax liabilities	1,358,725,913	1,429,859,071	–	–
Total non-current liabilities	128,078,720,281	116,403,249,458	29,824,965,380	20,914,105,767
TOTAL LIABILITIES	289,259,459,392	272,568,671,892	103,679,858,212	91,862,159,904

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)	30 September 2017 Consolidated	31 December 2016 Consolidated	30 September 2017 The Company	31 December 2016 The Company
		(Restated)
SHAREHOLDER’S EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Other equity instruments	4,999,950,000	–	4,999,950,000	–
Capital surplus	14,058,131,430	29,530,847,122	8,940,945,801	17,017,744,278
Other comprehensive income	459,621,279	700,733,756	1,033,331,833	1,379,475,802
Special reserves	60,867,466	51,427,080	48,154,185	41,537,274
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	33,110,199,956	34,691,364,007	35,975,146,385	35,416,342,110
Shareholders’ equity attributable to shareholders of the Company	76,075,428,309	88,361,030,143	74,384,186,382	77,241,757,642
Non-controlling interests	17,545,986,787	18,829,694,057	—	—
Total shareholders’ equity	93,621,415,096	107,190,724,200	74,384,186,382	77,241,757,642
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382,880,874,488	379,759,396,092	178,064,044,594	169,103,917,546

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER 2017

Amounts: In RMB Yuan

		For the quarter ended 30 September 2017 Consolidated	For the quarter ended 30 September 2016 Consolidated	For the quarter ended 30 September 2017 The Company	For the quarter ended 30 September 2016 The Company
			(Restated)
Operating revenue		39,640,661,929	36,110,900,957	12,866,107,321	11,437,258,232
Less:	Operating cost	34,458,489,490	27,532,108,510	10,833,075,975	8,315,230,174
	Tax and levies	389,652,345	257,467,657	153,838,922	91,164,026
	Selling expenses	3,934,783	4,149,261	889,930	1,488,743
	General and administrative expenses	952,521,319	1,064,207,051	417,096,500	451,096,694
	Financial expenses	2,412,834,231	2,178,046,192	951,859,668	947,854,437
	Asset impairment loss	38,822,287	(322,432)	–	–
Add:	Gain on fair value changes of financial assets/liabilities	3,034,268	81,157	–	–
	Investment income	1,368,527,281	427,886,476	2,755,464,821	3,677,717,291
	Including: Investment income from associates and joint ventures	304,704,322	406,264,910	244,956,276	340,361,341
	Other income	98,713,181	–	42,213,655	–
Operating profit		2,854,682,204	5,503,212,351	3,307,024,802	5,308,141,449
Add:	Non-operating income	46,604,298	216,631,539	16,038,575	106,087,135
	Including: gain on disposals of non-current assets	19,108,529	21,072,515	9,457,593	2,440,229
Less:	Non-operating expenses	33,588,775	221,935,697	3,448,790	147,129,133
	Including: loss on disposals of non-current assets	2,856,390	171,782,027	581,648	134,785,225
Profit before tax		2,867,697,727	5,497,908,193	3,319,614,587	5,267,099,451
Less:	Income tax expense	560,191,991	1,340,506,071	217,204,202	465,734,324
Net profit		2,307,505,736	4,157,402,122	3,102,410,385	4,801,365,127
Including: Net profit generated by acquiree before business combination under common control		–	403,626,110	—	—
Attributable to:
Shareholders of the Company		2,072,766,485	3,351,738,777	3,102,410,385	4,801,365,127
Non-controlling interests		234,739,251	805,663,345	—	—

	For the quarter ended 30 September 2017 Consolidated	For the quarter ended 30 September 2016 Consolidated	For the quarter ended 30 September 2017 The Company	For the quarter ended 30 September 2016 The Company
		(Restated)
Earnings per share (based on the net profit attributable to shareholders of the Company)
(expressed in RMB per share)
– Basic earnings per share	0.14	0.22	—	—
– Diluted earnings per share	0.14	0.22	—	—

Other comprehensive (loss)/income, net of tax	(578,262,018)	160,582,857	(657,716,026)	119,530,257
Items that may be reclassified subsequently to profit or loss attributable to shareholders of the Company:	(569,864,356)	158,895,934	(657,716,026)	119,530,257
Including:
Fair value changes of available-for-sale financial asset	(11,779,605)	156,467,548	(11,932,217)	156,467,548
Gain on disposal of available-for-sale financial asset reclassified to profit or loss	(770,656,740)	–	(770,656,740)	–
Share of other comprehensive income of investees accounted for under the equity method	118,698,366	(51,639,117)	118,698,366	(51,639,117)
Effective portion of cash flow hedges	183,045,911	138,752,595	6,174,565	14,701,826
Translation differences of the financial statements of foreign operations	(89,172,288)	(84,685,092)	–	–
Other comprehensive (loss)/income attributable to non-controlling interests, net of tax	(8,397,662)	1,686,923	—	—
Total comprehensive income	1,729,243,718	4,317,984,979	2,444,694,359	4,920,895,384
Attributable to:
Shareholders of the Company	1,502,902,129	3,510,634,711	2,444,694,359	4,920,895,384
Non-controlling interests	226,341,589	807,350,268	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017

Amounts: In RMB Yuan

		For the nine months ended 30 Septembe 2017 Consolidated	For the nine months ended 30 September 2016 Consolidated	For the nine months ended 30 September 2017 The Company	For the nine months ended 30 September 2016 The Company
			(Restated)
Operating revenue		111,074,350,642	100,260,296,223	34,619,509,178	30,903,238,194
Less:	Operating cost	97,685,151,927	73,008,107,378	29,860,140,327	21,414,181,858
	Tax and levies	1,038,208,495	822,432,556	389,660,375	280,390,479
	Selling expenses	10,282,723	9,616,437	3,140,126	3,050,414
	General and administrative expenses	2,761,246,315	3,234,177,320	1,236,771,818	1,398,435,358
	Financial expenses	6,929,574,410	6,512,833,433	2,694,527,288	2,807,987,740
	Asset impairment loss	39,717,690	360,601,318	–	(1,113)
Add:	Loss on fair value changes of financial assets/liabilities	(3,339,395)	(17,746,795)	–	–
	Investment income	1,661,381,714	2,346,165,674	4,763,604,749	6,441,606,645
	Including: Investment income from associates and joint ventures	477,493,260	900,222,839	347,661,206	712,307,396
	Other income	249,838,160	–	131,384,425	–
Operating profit		4,518,049,561	18,640,946,660	5,330,258,418	11,440,800,103
Add:	Non-operating income	135,044,119	616,064,437	46,594,016	208,968,259
	Including: gain on disposals of non-current assets	20,564,609	23,778,940	9,721,537	2,983,961
Less:	Non-operating expenses	53,435,753	295,825,456	9,635,477	154,844,996
	Including: loss on disposals of non-current assets	4,284,023	218,042,953	635,774	142,263,251
Profit before tax		4,599,657,927	18,961,185,641	5,367,216,957	11,494,923,366
Less:	Income tax expense	1,254,992,291	4,693,405,222	394,676,484	1,510,074,659
Net profit		3,344,665,636	14,267,780,419	4,972,540,473	9,984,848,707
Including: Net profit generated by acquiree before business combination under common control		–	2,758,935,170	—	—

Attributable to:
Shareholders of the Company		2,860,339,024	11,130,913,803	4,972,540,473	9,984,848,707
Non-controlling interests		484,326,612	3,136,866,616	—	—

	For the nine months ended 30 September 2017 Consolidated	For the nine months ended 30 September 2016 Consolidated	For the nine months ended 30 September 2017 The Company	For the nine months ended 30 September 2016 The Company
		(Restated)
Earnings per share (based on the net profit attributable to shareholders of the Company)
(expressed in RMB per share)
– Basic earnings per share	0.19	0.73	—	—
– Diluted earnings per share	0.19	0.73	—	—

Other comprehensive (loss)/income, net of tax	(254,192,564)	1,158,883,065	(346,143,969)	(242,523,922)
Items that may be reclassified subsequently to profit or loss attributable to shareholders of the Company:	(241,112,477)	1,156,749,881	(346,143,969)	(242,523,922)
Including:
Fair value changes of available-for-sale financial asset	281,886,325	(50,224,151)	281,378,983	(50,224,151)
Gain on disposal of available-for-sale financial asset reclassified to profit or loss	(770,656,740)	–	(770,656,740)	–
Share of other comprehensive income of investees accounted for under the equity method	115,124,359	(200,483,848)	115,124,359	(200,483,848)
Effective portion of cash flow hedges	(65,406,478)	627,784,440	28,009,429	8,184,077
Translation differences of the financial statements of foreign operations	197,940,057	779,673,440	–	–
Other comprehensive (loss)/income attributable to non-controlling interests, net of tax	(13,080,087)	2,133,184	—	—
Total comprehensive income	3,090,473,072	15,426,663,484	4,626,396,504	9,742,324,785
Attributable to:
Shareholders of the Company	2,619,226,547	12,287,663,684	4,626,396,504	9,742,324,785
Non-controlling interests	471,246,525	3,138,999,800	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017

Amounts: In RMB Yuan

Items	For the nine months ended 30 September 2017 Consolidated	For the nine months ended 30 September 2016 Consolidated	For the nine months ended 30 September 2017 The Company	For the nine months ended 30 September 2016 The Company
		(Restated)
Cash flows generated from operating activities
Cash received from sales of goods and services rendered	123,839,910,634	115,073,234,813	39,492,619,642	36,140,700,157
Cash received from return of taxes and fees	87,704,773	41,956,457	6,586,976	–
Other cash received relating to operating activities	921,954,391	836,500,552	165,789,841	187,432,120
Sub-total of cash inflows of operating activities	124,849,569,798	115,951,691,822	39,664,996,459	36,328,132,277
Cash paid for goods and services received	87,716,339,855	61,752,261,081	29,250,961,305	19,843,316,698
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	7,057,035,310	6,826,703,030	2,175,657,461	2,336,286,662
Payments of taxes	7,234,770,880	14,073,595,754	2,676,165,535	4,591,311,636
Other cash paid relating to operating activities	1,279,147,819	1,501,166,467	783,702,767	422,575,851
Sub-total of cash outflows of operating activities	103,287,293,864	84,153,726,332	34,886,487,068	27,193,490,847
Net cash flows generated from operating activities	21,562,275,934	31,797,965,490	4,778,509,391	9,134,641,430
Cash flows generated from investing activitiesCash received from withdrawal of investment	2,138,555,346	260,000,000	4,116,863,244	4,938,921,650
Cash received on investment income	942,815,430	746,778,372	2,253,302,721	4,665,093,491
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	59,196,461	131,803,954	16,057,689	29,315,034
Net cash received from disposal of subsidiaries	145,442,945	981,431,545	—	—
Cash received for acquisition of subsidiaries	–	184,912,360	—	—
Other cash received relating to investing activities	60,123,484	82,641,981	–	–
Sub-total of cash inflows of investing activities	3,346,133,666	2,387,568,212	6,386,223,654	9,633,330,175
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	16,016,223,696	15,349,480,991	1,490,520,875	1,222,352,573
Cash paid for investments	236,731,024	1,517,288,041	17,186,899,547	1,763,233,600
Net cash paid for acquiring subsidiaries	13,128,687,002	13,152,637	—	—
Other cash paid relating to investing activities	8,094,556	6,085,113	–	–

Items	For the nine months ended 30 September 2017 Consolidated	For the nine months ended 30 September 2016 Consolidated	For the nine months ended 30 September 2017 The Company	For the nine months ended 30 September 2016 The Company
		(Restated)
Sub-total of cash outflows of investing activities	29,389,736,278	16,886,006,782	18,677,420,422	2,985,586,173
Net cash flows (used in)/generated from investing activities	(26,043,602,612)	(14,498,438,570)	(12,291,196,768)	6,647,744,002
Cash flows generated from financing activities
Cash received from investments	5,607,648,761	246,900,000	4,999,950,000	–
Including: cash received from non-controlling interests of subsidiaries	607,698,761	146,900,000	—	—
Cash received from borrowings	102,909,539,626	88,022,682,446	56,546,550,000	41,320,000,000
Cash received from issuance of bonds and short-term bonds	25,488,679,245	27,188,000,000	25,488,679,245	27,188,000,000
Other cash received relating to financing activities	439,647,821	162,274,851	62,738,029	103,170,724
Sub-total of cash inflows of financing activities	134,445,515,453	115,619,857,297	87,097,917,274	68,611,170,724
Repayments of borrowings	110,058,728,227	118,801,503,428	69,255,132,311	75,376,341,842
Payments for dividends, profit or interest expense	13,032,447,678	14,771,517,951	7,096,396,982	10,232,921,896
Including: dividends paid to non-controlling interests of subsidiaries	1,167,602,250	1,408,354,320	—	—
Other cash paid relating to financing activities	698,843,829	569,384,865	101,671,414	24,222,600
Sub-total of cash outflows of financing activities	123,790,019,734	134,142,406,244	76,453,200,707	85,633,486,338
Net cash flows generated/(used in) financing activities	10,655,495,719	(18,522,548,947)	10,644,716,567	(17,022,315,614)
Effect of exchange rate fluctuations on cash held	18,843,148	25,207,612	(40,847)	(62,015,221)
Net increase/(decrease) in cash	6,193,012,189	(1,197,814,415)	3,131,988,343	(1,301,945,403)
Add: cash at beginning of period	10,122,081,362	10,699,080,919	2,415,460,603	2,260,430,516
Cash at end of period	16,315,093,551	9,501,266,504	5,547,448,946	958,485,113

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 25, 2017